FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release regarding the filing of an amendment to its Annual Report on Form 20-F for fiscal year 2018.

Buenos Aires, May 30, 2019- BBVA Francés (NYSE: BFR.N; BYMA: FRAN.BA;

LATIBEX: BFR.LA) informs that it has filed an amendment to

its Annual Report on Form 20-F for the fiscal year 2018.

BBVA Francés (the Company) hereby informs that it has filed an amendment to its Annual Report on Form 20-F for the fiscal year 2018 with the United States Securities and Exchange Commission (SEC).

The amendment to the Annual Report on Form 20-F for the fiscal year 2018 is also available on the Company’s website, www.bbvafrances.com.ar, in the investor relations information section.

Hard copies of the Company’s Audited Consolidated Financial Statements and the amendment to the Company’s Annual Report on Form 20-F for the fiscal year 2018 are available upon request, free of charge, by contacting Ines Lanusse in the Investor Relations Department.

Ines Lanusse

Investor Relations

(54 11) 4341 5040

Ines.lanusse@bbva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 30, 2019	By:	/s/ Ernesto Gallardo
		Name:	Ernesto Gallardo
		Title:	Chief Financial Officer